Exhibit 1.1

Adopted by the Board of Directors, effective 1 December 2023

Zapp Electric Vehicles Group Limited

INCENTIVE COMPENSATION CLAWBACK POLICY

The Board of Directors (the “Board”) of Zapp Electric Vehicles Group Limited (the “Company”) has established this Incentive Compensation Clawback Policy (this “Policy”) to provide for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted consistently with, Section 10D of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated thereunder (“Rule 10D-1”), and Nasdaq Listing Rule 5608 (the “Listing Standards”), all as mandated by Section 954 of the Dodd-Frank Act of 2010.1

1.
Administration

Except as specifically set forth herein, this Policy shall be administered by the Board or, if so designated by the Board, a committee thereof (the Board or such committee charged with administration of this Policy, the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator (if not the full Board) is authorized and directed to consult with the Board or other committees of the Board, such as the Audit Committee or the Compensation Committee, as necessary or appropriate regarding matters within the scope of such other committee’s responsibility and authority. Subject to any limitation under applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than in respect of a recovery under this Policy demanded of such officer or employee).

2.
Definitions

As used in this Policy, the following definitions shall apply:

a.
“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
b.
“Administrator” has the meaning set forth in Section 1 hereof.
c.
“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).
d.
The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.
e.
“Covered Executives” means the Company’s current and former executive officers, as determined by the Administrator in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards.2
f.
“Erroneously Awarded Compensation” has the meaning set forth in Section 5 of this Policy.
g.
A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return (“TSR”); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an Accounting Restatement; revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission.
h.
“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.
3.
Covered Executives; Incentive-Based Compensation

This Policy applies to Incentive-Based Compensation received by a Covered Executive: (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while the Company had a listed class of securities on a national securities exchange.

Note: Recovery of compensation is not required hereunder:

(x) with respect to Incentive-Based Compensation received while an individual was serving in a non-executive capacity prior to becoming an executive officer, or (y) from any individual who is an executive officer on the date on which the Company is required to prepare an Accounting Restatement but who was not an executive officer at any time during the performance period for which Incentive-Based Compensation is received. For example, if an individual serving as an executive officer at the date that the Company is required to prepare a restatement was not an executive officer at any time during a performance period that ended during the Applicable Period, Incentive-Based Compensation received by that individual for that specific performance period is not subject to recovery under this Policy.

4.
Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement

In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 5 hereof, during the Applicable Period.

5.
Erroneously Awarded Compensation: Amount Subject to Recovery

The amount of “Erroneously Awarded Compensation” subject to recovery under this Policy, as reasonably determined by the Administrator, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts. Erroneously Awarded Compensation shall be calculated by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.

For Incentive-Based Compensation based on stock price or TSR: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to The Nasdaq Stock Market LLC (“Nasdaq”) as required.

6.
Method of Recoupment

The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation: (a) seeking disgorgement of all or part of any cash or equity-based award; (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid; (c) cancelling or offsetting against any planned future cash or equity-based awards; (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder; and (e) any other method authorized by applicable law or contract.

Subject to compliance with any applicable law, the Administrator may effect recovery under this Policy by deduction from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company arrangement, plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Compensation Committee of the Board3 has determined that recovery would be impracticable for one or more of the following limited reasons, and subject to the following procedural and disclosure requirements:

a.
The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq as required;
b.
Recovery would violate the Company’s home country law where such law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Administrator must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or
c.
Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and/or regulations thereunder.
7.
No Indemnification of Covered Executives

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential disgorgement obligations under this Policy.

8.
Administrator Indemnification

Members of the Board acting qua Administrator under this Policy shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

9.
Effective Date

This Policy shall be effective as of December 1, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date.

10.
Amendment; Termination

The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by any national securities exchange on which the Company’s securities are listed.

11.
Other Recoupment Rights; Company Claims

The Board intends that this Policy shall be applied to the fullest extent permitted by law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any separate clawback policy (based, e.g., on fraud or misconduct) delineated or referenced in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from breaches of duty by such Covered Executive.

12.
Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

13.
Exhibit Filing Requirement

A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report on SEC Form 20-F.

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1This Policy does not address, but in application may be similar to, requirements under Section 304 of the Sarbanes-Oxley Act of 2002, which applies only to a company’s CEO and CFO in respect of misconduct resulting in a public company’s material noncompliance with any financial reporting requirement under the U.S. securities laws.

2“Executive officer” is defined in Rule 10D-1(d), in relevant part, as the Company’s “president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s subsidiaries are deemed executive officers if they perform such policy making functions for the Company.”

3Under Rule 10D-1, the determination that recovery would be impracticable under the rule must be made by the Company’s “committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the board,” so this reference is to the Compensation Committee rather than the Administrator.